Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a.   Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

☒ Yes   ☐ No

If yes, explain the opt-out process.

Until completion of the below described system change, which will begin on April 6̶27, 2026:

Subscribers can opt out from interacting with Firm/Conditional Orders of JPMS. As described in Part III, Item 13, principal Firm/Conditional Orders of JPMS are assigned to Tier 4 in JPB-X. Specifically, the P-1 sub-tier in Tier 4 includes principal JPMS trading desk flow that accesses JPB-X via the algorithms/SOR. Tier 4 consists entirely of the P-1 sub-tier. Subscribers can opt out from interacting with the P-1 sub-tier or Tier 4.

As described in Part III, Item 14, a Subscriber can specify the tiers or sub-tiers with which the Subscriber has opted out from interacting (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, JPMS implements the restriction as soon as reasonably practicable.

Beginning on April 6̶27, 2026 and once the changes to segmentation, as described in Part III, Item 13, are effective:

As detailed below, Subscribers can opt out from interacting with Firm/Conditional Orders of JPMS. As described in Part III, Item 13, principal Firm/Conditional Orders of JPMS are assigned to Tier 1 in JPB-X. Subscribers can opt out from interacting with JPMS principal orders by requesting to disable interaction with JPMS principal orders or opting out of Tier 1. By disabling interaction with JPMS principal orders, Subscribers do not opt out of interacting with institutional investor client flow that accesses JPB-X via the algorithms/SOR, JPMS affiliates flow that accesses JPB-X via the algorithms/SOR, and broker-dealer client flow that accesses JPB-X via the algorithms/SOR. Tier 1 consists of institutional investor client flow that accesses JPB-X via the algorithms/SOR, JPMS affiliates flow that accesses JPB-X via the algorithms/SOR, broker-dealer client flow that accesses JPB-X via the algorithms/SOR, and internal

(JPMS) principal trading desks' flow that accesses JPB-X via the algorithms/SOR. Subscribers can opt out from interacting with Tier 1.

As described in Part III, Item 14, a Subscriber can specify the tiers with which the Subscriber has opted out from interacting with and/or specify opt out from principal interaction (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, JPMS implements the restriction as soon as reasonably practicable.

As noted in response to Part III, Item 13, beginning on April 6̶27, 2026, JPB-X will gradually implement the tiering changes described therein by symbol range. The proposed daily symbol range implementation schedule, which will start on April 6̶27, 2026 and may be subject to change, is as follows: Day 1: Z range; Day 2: W-Z range; Day 3: T-Z range; Day 4: L-Z range; and Day 5, A-Z range. A detailed implementation plan will be sent to Subscribers in advance and will be available to the public here: https://www.jpmorgan.com/markets/aqua#x. JPB-X will disable the prior tiering logic for the migrated symbol range and will implement the above described opt-out selections for such migrated symbol range (as the tiering changes become available) in a manner that corresponds with Subscribers' existing/prior opt-out(s).

b.   Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

☒ Yes   ☐ No

If yes, explain the opt-out process.

Until completion of the below described system change, which will begin on April 6̶27, 2026:

Subscribers can opt out from interacting with Firm/Conditional Orders of JPMS' affiliates. As described in Part III, Item 13, Firm/Conditional Orders of JPMS' affiliates are assigned to Tier 1 in JPB-X. Tier 1 consists of institutional investor clients' and JPMS affiliates' flow that accesses JPB-X via the algorithms/SOR. Subscribers can opt out from interacting with Tier 1. Note that, because there are no sub-tiers in Tier 1, Subscribers cannot opt out from interacting with Firm/Conditional Orders of JPMS' affiliates without also opting out from interacting with institutional investor clients' flow that accesses JPB-X via the algorithms/SOR. As described in Part III, Item 14, a Subscriber can specify the tiers or sub-tiers with which the Subscriber has opted out from interacting (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, JPMS implements the restriction as soon as reasonably practicable.

Beginning on April 6<u>27</u>, 2026 and once the changes to segmentation, as described in Part III, Item 13, are effective:

Subscribers can opt out from interacting with Firm/Conditional Orders of JPMS' affiliates. As described in Part III, Item 13, Firm/Conditional Orders of JPMS' affiliates are assigned to Tier 1 in JPB-X. Tier 1 consists of institutional investor client flow that accesses JPB-X via the algorithms/SOR, JPMS affiliates flow that accesses JPB-X via the algorithms/SOR, broker-dealer client flow that accesses JPB-X via the algorithms/SOR, and internal (JPMS) principal trading desks' flow that accesses JPB-X via the algorithms/SOR. Subscribers can opt out from interacting with Tier 1. Note that, because there are no sub-tiers in Tier 1, Subscribers cannot opt out from interacting with Firm/Conditional Orders of JPMS' affiliates without also opting out from interacting with institutional investor client flow that accesses JPB-X via the algorithms/SOR, broker-dealer client flow that accesses JPB-X via the algorithms/SOR, and internal (JPMS) principal trading desks' flow that accesses JPB-X via the algorithms/SOR. As described in Part III, Item 14, a Subscriber can specify the tiers with which the Subscriber has opted out from interacting with and/or specifying opt out from principal interaction (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, JPMS implements the restriction as soon as reasonably practicable.

As noted in response to Part III, Item 13, beginning on April 6<u>27</u>, 2026, JPB-X will gradually implement the tiering changes described therein by symbol range. The proposed daily symbol range implementation schedule, which will start on April 6<u>27</u>, 2026 and may be subject to change, is as follows: Day 1: Z range; Day 2: W-Z range; Day 3: T-Z range; Day 4: L-Z range; and Day 5, A-Z range. A detailed implementation plan will be sent to Subscribers in advance and will be available to the public here: https://www.jpmorgan.com/markets/aqua#x. JPB-X will disable the prior tiering logic for the migrated symbol range and will implement the above described opt-out selections for such

migrated symbol range (as the tiering changes become available) in a manner that corresponds with Subscribers' existing/prior opt-out(s).

    c.   If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

☒ Yes   ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

  Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

☒ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Until completion of the below described change, which will begin on April 6̶27, 2026:

Subscriber Firm/Conditional Order flow is assigned to an order flow type, each of which corresponds to a tier. JPMS assigns a Subscriber's Firm/Conditional Order flow to an order flow type based upon an initial review of information received from the Subscriber at onboarding. The order flow types and corresponding tiers are provided below. For the avoidance of doubt, "institutional investor client flow" does not include "U.S.-registered broker-dealer client flow" (and vice versa), and neither of them includes JPMS flow or JPMS affiliates' flow. Fills resulting from JPMS principal trading desk flow accessing JPB-X via the algorithms/SOR (Order Flow Type P-1 in Tier 4) may be provided to JPMS clients on a riskless principal basis. (Unlike JPM-X, another NMS Stock ATS operated by JPMS, JPB-X does not have a Tier 5.)

Tier 1 (Order Flow Type I-1) -- Institutional investor client flow and JPMS affiliates' flow accessing JPB-X via the algorithms/SOR;

Tier 2 (Order Flow Type I-2) -- Institutional investor client flow with direct access to JPB-X;

Tier 3 (Order Flow Type I-3) -- U.S.-registered broker-dealer client flow (both agency and principal) accessing JPB-X via the algorithms/SOR; and

Tier 4 (Order Flow Type P-1) -- Internal (JPMS) principal trading desk flow accessing JPB-X via the algorithms/SOR.

Beginning on April 6̶27, 2026:

Subscriber Firm/Conditional Order flow is assigned to a tier. JPMS assigns a Subscriber's Firm/Conditional Order flow to a tier based upon order characteristics received (e.g., means of access to JPB-X). The tiers are provided below. For the avoidance of doubt, "institutional investor client flow" does not include any U.S.-registered or non-U.S.-registered "broker-dealer client flow" (and vice versa), and neither of them includes JPMS flow or JPMS affiliates' flow. Fills resulting from JPMS principal trading desk flow accessing JPB-X via the algorithms/SOR (Tier 1) may be provided to JPMS clients on a riskless principal basis. (Unlike JPM-X, another NMS Stock ATS operated by JPMS, JPB-X does not have a Tier 3, 4, or 5.)

Tier 1 -- Institutional investor client flow accessing JPB-X via the algorithms/SOR, JPMS affiliates flow accessing JPB-X via the algorithms/SOR, U.S.-registered and non-U.S.-registered broker-dealer client flow (both agency and principal) accessing JPB-X via the algorithms/SOR, and internal (JPMS) principal trading desks' flow accessing JPB-X via the algorithms/SOR; and

Tier 2 -- Institutional investor client flow with direct access to JPB-X.

Beginning on April 6̶27, 2026, JPB-X will gradually implement the above noted tiering changes by symbol range. The proposed daily symbol range implementation schedule, which will start on April 6̶27, 2026 and may be subject to change, is as follows: Day 1: Z range; Day 2: W-Z range ; Day 3: T-Z range; Day 4: L-Z range; and Day 5, A-Z range. A detailed implementation plan will be sent to Subscribers in advance and will be available to the public here: https://www.jpmorgan.com/markets/aqua#x. During implementation, JPB-X will disable the prior tiering logic for the migrating symbol range and will implement the new tiering logic for such symbol range.

There is no specific length of time that an order flow type or tier assignment for a Subscriber will remain in effect; however, JPMS conducts a quarterly review of the trading activity in JPB-X of a sample set of Subscribers to confirm the accuracy of the Subscribers' order flow type and tier assignments, and JPMS reserves the right to review and add, remove, or revise an order flow type or tier assignment for a Subscriber at any time. JPMS would notify the Subscriber in the event of a change in the order flow type or tier assignment for the Subscriber. JPMS may change an order flow type or tier assignment for a Subscriber as described in response to Part III, Items 13-14 but does not otherwise override such an assignment once made.

The segmentation of order flow described above affects order interaction insofar as, in looking for matching opportunities for a Subscriber's Firm/Conditional Orders, JPB-X complies with the Subscriber's counterparty preferences regarding the tiers with which their Firm/Conditional Orders interact and/or the ability of their Firm/Conditional Orders to interact with principal liquidity of JPMS, as described in response to Part III, Item 14.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

☒ Yes   ☐ No

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

☒ Yes   ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

JPMS informs Subscribers of their assigned order flow type and tier classification at onboarding and upon request. A request by a Subscriber to contest such an assignment can be communicated through a JPMS sales representative and will be reviewed by ECS Liquidity Product Specialists.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

☒ Yes   ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Until completion of the below described system change, which will begin on April 6<u>27</u>, 2026:

Subscribers can restrict the order flow types or tiers with which their Firm/Conditional Orders interact. Subscribers can identify order flow type or tier restrictions (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, ECS Liquidity Product Specialists implement the restriction as soon as reasonably practicable. JPMS may further limit the order flow types or tiers with which a Subscriber's Firm/Conditional Orders interact based on the Subscriber's trading objectives, consistent with the Subscriber's order instructions (e.g., when a Subscriber has informed JPMS that the Subscriber seeks a low participation rate and so JPMS in light of that objective, reduces the liquidity available to the Subscriber in JPB-X by restricting the order flow tiers with which the Subscriber's Firm/Conditional Orders would interact).

Subscribers also can enable self-crossing restrictions (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In addition, JPMS can apply self-crossing restrictions to a subset or all of the Subscriber's Firm/Conditional Orders (e.g., to prevent wash sales) and may consult with the Subscriber in determining such restrictions.

Beginning on April 6<u>27</u>, 2026 and once the changes to the segmentation, as described in Part III, Item 13, are effective:

Subscribers can restrict the tiers with which their Firm/Conditional Orders interact and/or restrict their Firm/Conditional Orders from interacting with principal liquidity of JPMS. Subscribers can identify tier restrictions and/or principal interaction restrictions (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting

the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, ECS Liquidity Product Specialists implement the restriction as soon as reasonably practicable. JPMS may further limit the tiers with which a Subscriber's Firm/Conditional Orders interact and/or the ability for a Subscriber's Firm/Conditional Orders to interact with principal liquidity of JPMS, based on the Subscriber's trading objectives, consistent with the Subscriber's order instructions (e.g., when a Subscriber has informed JPMS that the Subscriber seeks a low participation rate and so JPMS in light of that objective, reduces the liquidity available to the Subscriber in JPB-X by restricting the tiers with which the Subscriber's Firm/Conditional Orders would interact and/or the ability of their Firm/Conditional Orders to interact with principal liquidity of JPMS).

Subscribers also can enable self-crossing restrictions (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In addition, JPMS can apply self-crossing restrictions to a subset or all of the Subscriber's Firm/Conditional Orders (e.g., to prevent wash sales) and may consult with the Subscriber in determining such restrictions.

As noted in response to Part III, Item 13, beginning on April ~~6~~27, 2026, JPB-X will gradually implement the above noted tiering changes by symbol range. The proposed daily symbol range implementation schedule, which will start on April ~~6~~27, 2026 and may be subject to change, is as follows: Day 1: Z range; Day 2: W-Z range ; Day 3: T-Z range; Day 4: L-Z range; and Day 5, A-Z range. A detailed implementation plan will be sent to Subscribers in advance and will be available to the public here: https://www.jpmorgan.com/markets/aqua#x. During implementation, JPB-X will disable the prior tiering logic for the migrating symbol range and will implement the new tiering logic for such symbol range.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 4/13/2026 3:29:05 PM	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/110700084/1	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/110700084/3	
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